Exhibit 99(b)

CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                     Nine Months Ended
                                                        September 30,
                                                  2000              1999
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                      $    22,817       $    21,300
      Capitalized Interest                        3,573             3,887
      Dividend Requirement on Series B
         Preferred Stock [1]                      8,121             8,275
      Dividend Requirement on Preferred
         Securities of Subsidiary Trust           4,689             4,689
      Interest Component of
         Rental Expense [2]                      37,609            34,591
                                            $    76,809       $    72,742

Earnings:
   Income from Continuing Operations
      before Taxes                          $   195,680       $   234,544
   Fixed Charges                                 76,809            72,742
      Capitalized Interest                       (3,573)           (3,887)
      Preferred Dividend Requirements [3]        (8,121)           (8,275)
                                            $   260,795       $   295,124

Ratio of Earnings to Combined Fixed Charges
   and Preferred Stock Dividends:                   3.4 x             4.1 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income from Continuing Operations before Taxes.